[Tejon Ranch Co. Letterhead]

May 7, 2010

VIA EDGAR AND HAND DELIVERY

Erin E. Martin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Re:	Tejon Ranch Co.
Registration Statement on S-3 Filed April 19, 2010
File No. 333-166167

Dear Ms. Martin:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated May 4, 2010 (the “Comment Letter”), regarding the above-captioned Registration Statement of Tejon Ranch Co. (the “Company” or “we”) on Form S-3 filed with the Securities and Exchange Commission on April 19, 2010 (the “Registration Statement”). We also are forwarding, via courier, a copy of this letter. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.

Part II – Information Not Required In Prospectus, page II-1

Item 17. Undertakings, page II-2

1.	Please include the undertaking found in Item 512(c) of Regulation S-K.

We note that Item 512(c) of Regulation S-K states that the specific language of the undertaking should be included “with appropriate modifications to suit the particular case.” Accordingly, we will amend the Registration Statement to include the following undertaking in Part II, Item 17:

“The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, including the amount of any unsubscribed securities after giving effect to the basic and over-subscription privileges included in the subscription offer, and the terms of any subsequent reoffering thereof. If any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.”

Per the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (661) 663-4222 or Mark Lahive of Gibson, Dunn & Crutcher at (310) 552-8580.

Very truly yours,

/s/ Allen E. Lyda
Allen E. Lyda
Senior Vice President & Chief Financial Officer

cc:	Tom Kluck
Mark Lahive, Gibson, Dunn & Crutcher LLP

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